# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFEWAY FOODS, INC., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001193125-24-259858
Filed by CIK 0001825471
Persons authorized to receive notices and communications: Samantha Loh, Danone S.A., 17 boulevard Haussmann, Paris, France (I0), 75009, 33 1 44 35 20 20; Nancy Dowling, Danone North America PBC, 1 Maple Avenue, White Plains, New York (NY), 10605, (914) 872 8400; Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- Danone S.A. (CIK 0001825471): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,454,756; sole dispositive power 0; shared dispositive power 3,454,756; aggregate amount beneficially owned 3,454,756 (23.3% of the class)
  Comment: Percentages calculated on the basis of 14,816,470 shares of the Issuer's common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.
- Danone North America PBC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,454,756; shared voting power 0; sole dispositive power 3,454,756; shared dispositive power 0; aggregate amount beneficially owned 3,454,756 (23.3% of the class)
  Comment: Percentages calculated on the basis of 14,816,470 shares of the Issuer's common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: LIFEWAY FOODS, INC.
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Comment:
This Schedule 13D is intended to serve as Amendment No. 8 to the Schedule 13D (File No. 005-50073) relating to the common stock, no par value (the "Common Stock"), of Lifeway Foods, Inc., an Illinois corporation ("Lifeway" or the "Issuer"), filed by Groupe Danone and Danone Foods, Inc. on October 12, 1999 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed by Danone S.A. and Danone North America PBC on September 23, 2024, Amendment No. 5 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 6 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, and Amendment No. 7 to Schedule 13D filed by Danone S.A. and Danone North America PBC on December 30, 2024 (the Initial Filing together with Amendments Nos. 1-7, the "Original Schedule 13D"). Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 8 is being filed to amend the Original Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

As previously reported, on December 23, 2024, Julie Smolyansky, the Chairperson, Chief Executive Officer, President and Secretary of the Issuer, disclosed in a filing with the Securities and Exchange Commission that Lifeway issued 283,337 shares of its common stock to Ms. Smolyansky (the "Smolyansky Share Issuance"). In the filing, Ms. Smolyansky conceded that the Smolyansky Share Issuance required the consent of Danone North America PBC under the terms of the Stockholders' Agreement to which Danone North America PBC, the Issuer and members of the Smolyansky family (including Ms. Smolyansky) have been party since 1999 (the "Shareholder Agreement"). However, Ms. Smolyansky stated that the Issuer, of whom Ms. Smolyansky is the Chairperson and Chief Executive Officer, now believes the Shareholder Agreement has always been void as a matter of law and was never effective in the more than 25 years since it was executed, and therefore decided to initiate the Smolyansky Share Issuance to Ms. Smolyansky without seeking or receiving the consent of Danone North America PBC.

On March 3, 2025, Danone North America PBC filed a lawsuit against Lifeway and each of the members of its Board of Directors, including Ms. Smolyansky, in the Circuit Court of Cook County, Illinois, Law Division. The lawsuit alleges that the Issuer's directors breached their fiduciary duty of loyalty by choosing to enrich Ms. Smolyansky and entrench themselves as directors by knowingly approving the Smolyansky Share Issuance in violation of the Shareholder Agreement. The lawsuit also alleges that the Issuer and Ms. Smolyansky committed a breach of contract by violating the Shareholder Agreement through the Smolyansky Share Issuance (and, in the alternative, that their conduct was barred by promissory estoppel).

As stated in Danone North America PBC's initial notice letter sent to Lifeway following the Smolyansky Share Issuance and previously reported in Amendment No. 7, Danone North America PBC intends to hold Ms. Smolyansky and the Issuer's Board of Directors liable for their breaches of fiduciary duties. The Reporting Persons waive none of their rights under the Shareholder Agreement, and demand that Lifeway and Ms. Smolyansky comply with their respective longstanding, legally required obligations by rescinding the Smolyansky Share Issuance and committing to abide by the Shareholder Agreement.

The Reporting Persons intend to continue to vigorously pursue the claims set forth in the lawsuit and any related claims, and to continue to assert and enforce their rights under the Shareholder Agreement. The Reporting Persons may in the future take any actions in connection therewith that they deem appropriate.

## Signatures
- Danone S.A.: /s/ Christine Flamand, Christine Flamand, General Counsel (03/03/2025)
- Danone North America PBC: /s/ Shane Grant, Shane Grant, President and Chief Executive Officer (03/03/2025)